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October 27, 2017

Dear Fellow Stockholders:

The 2017 Annual Meeting of Stockholders is fast approaching on November 7. Your vote in support of ADP's 10 highly qualified Directors is critical to protecting the value of your investment and ensuring the ongoing success of ADP — a company that plays an important role in the U.S. and global economy.

ADP is the largest Human Capital Management (HCM) provider in the cloud, with 83% of its clients using cloud-based strategic platforms. We pay 1 in 6 American workers and approximately 14 million international workers, and remit 25% of all taxes collected from U.S. employers.

Your Board of Directors actively oversees ADP's corporate strategy and has been keenly focused on generating value for our 700,000 clients around the world by providing trusted and reliable service, as well as to our shareholders by delivering annual dividend increases for 42 consecutive years and Total Shareholder Returns (TSR) that have significantly outpaced the S&P 500 Index.

Pershing Square, the hedge fund run by Bill Ackman, is seeking to remove three of ADP's most experienced Directors — Chairman John Jones and Directors Eric Fast and Glenn Hubbard — and to place its own hand-picked nominees on your Board.

Importantly, Institutional Shareholder Services, a leading proxy advisory firm that provides independent advice to shareholders, has recommended that ADP stockholders vote on ADP's WHITE proxy card. Its support is further evidence that ADP has the right strategy and Board in place to continue delivering value for our clients, employees, stockholders, and the 40 million workers globally who rely on our services.

We know you have seen a number of communications regarding the upcoming Annual Meeting and election of your ADP Directors, and we are writing to you today to summarize why ADP's Board is the right team for ADP — and why Pershing Square's nominees and their risky call for a rapid acceleration in ADP's already-healthy margins could cause serious harm to ADP and your investment.



Vote the **WHITE** proxy card to support ADP's 10 highly qualified directors



Vote the **WHITE** Proxy Card

✓ **ADP Total Shareholder Returns (TSR) have consistently outperformed the market.**

No matter how you choose to calculate it, ADP's TSR has outperformed the S&P 500 Index. TSR during Carlos Rodriguez's tenure is 203%. Although your Board made the decision to spin-off CDK, if one excludes CDK post-spin from the TSR calculation, as Pershing Square has advocated, ADP's TSR would be 190%[1], still well above the S&P 500 Index TSR of 128% and our HCM peers' TSR of 153%. ADP also has returned $11.3 billion to its investors since FY 2011 through dividends and share repurchases.





✓ **ADP's strategy is driving consistent revenue growth and ongoing margin expansion.**

Since FY 2012, ADP has delivered compound annual revenue and adjusted EPS growth rates of 7% and 10% respectively.[5] ADP has also increased net operational margins by 580 basis points since FY 2011.[5] Additionally, ADP has maintained annual client retention above 90% for each fiscal year since FY 2011. We have delivered margin improvements by increasing our productivity and cost efficiency in the near term — and we're also focused on making the right investments to drive revenue and earnings growth and margin expansion over the longer term.

Mr. Ackman says he can improve ADP's margin by 1,200-1,600 basis points[6], but he has provided no specific plans to reach that target. We fail to see how Mr. Ackman could possibly achieve that level of margin improvement without conducting massive layoffs, and thereby imperiling client service and curtailing investments that are essential to ADP's future success. Following Mr. Ackman's reckless plan would put ADP's business and your investment at significant risk.

✓ **ADP's Board has the right skills and experience to represent all shareholder interests.**

ADP's Directors have a deep understanding of the HCM marketplace and ADP's competitive position, and they continue to guide the successful execution of our strategic plan to deliver long-term value to all of our shareholders.

Pershing Square wants to remove three of our most experienced Directors who provide continuity and leadership essential to the Board's effectiveness, and replace them with nominees who lack relevant technology or HCM experience, which are important skills to the future of ADP. Despite Pershing Square's public claims to the contrary, the three ADP Directors Pershing is targeting for removal — Chairman John Jones and Directors Eric Fast and Glenn Hubbard — each own more than $4.2 million in ADP stock[7] — significantly more than any of Pershing Square's nominees own personally.

Sources: Bloomberg, Capital IQ. [1]ADP TSR of 203% is from close on 11/9/2011, the date Carlos Rodriguez was announced as ADP CEO, to intraday price of $111.65 as of 12:00PM on 7/27/2017, which is the assumed ADP "unaffected" price prior to Pershing Square's activist campaign becoming public; this TSR calculation assumes shareholders have held their CDK shares since CDK was spun off from ADP on October 1, 2014 and all ADP and CDK dividends have been reinvested on the ex-dividend date. If CDK were valued as a dividend at the spinoff date and reinvested in ADP, ADP TSR is 190%. [2]ADP does not have a direct competitor set. The peer set of HCM-Related Players reflects the broadest set of firms that either solely or partially compete in the HCM landscape ranging from early stage companies with narrow product sets to large cap software companies; market capitalization weighted: Benefitfocus; Cornerstone OnDemand; IBM; Insperity; Intuit; Microsoft; Oracle; Paychex; Paycom; Paylocity; SAP; The Sage Group; TriNet; Ultimate; Workday [3]Market data as of close on 7/26/17 [4]Fiscal year-end quarterly dividend annualized. [5]Adjusted EPS and net operational margin are non-GAAP metrics. Refer to ADP's Investor Presentation filed as Definitive Additional Materials with the Securities and Exchange Commission on September 12, 2017 for reconciliation to their closest GAAP metrics. [6]Bill Ackman, CNBC interview with Scott Wapner, September 20, 2017. [7]Based on ADP's closing stock price of $117.01 on October 23, 2017.


✓ Leading analysts, journalists and proxy advisors explain why it makes sense to support ADP's Board, management team and strategy.

❝ **The company has delivered strong TSR over the long term and has demonstrated good overall governance; notably, the board has appropriately refreshed itself in recent years to address an identified need for greater technology expertise.** The company also has taken steps that address certain of the concerns raised by the dissident, such as reducing the number of information technology platforms, shrinking its real estate footprint, de-layering the organization, and adding executive talent from the outside."

INSTITUTIONAL SHAREHOLDER SERVICES (ISS)

❝ ADP isn't an obvious activist target. **The stock has more than doubled over the past five years, outperforming the Standard & Poor's 500-stock index.** Pershing Square's Amsterdam-listed shares, meanwhile, are down more than a third since its 2014 initial public offering. ADP is focused after a 2014 spinoff, and its business of helping clients cope with paperwork and government regulation provides ever-expanding opportunity."

ROBERT CYRAN, REUTERS BREAKINGVIEWS COLUMNIST

❝ We also highlight that **management and the board has worked hard to balance growth and profitability against stability,** which we believe is one of the underlying characteristics that have attracted its core investor base. Therefore, any effort to accelerate margin improvement will need to be viewed in the context of that trade-off."

DAVID GROSSMAN AND CRAIG JONES, STIFEL

❝ One thing is clear about the technology-enabled services company: **its investments in innovation continue to accelerate**."

AMY GURCHENSKY, NELSONHALL

Pershing Square directly owns 2% of common shares, yet is seeking 30% of ADP's Board seats.[8]

Time Is Running Short — Please Sign and Send the WHITE Proxy Card Today

We strongly urge you to vote for all of ADP's 10 highly qualified and experienced Director nominees. Click on VoteADP.com/video to view a message from CEO Carlos Rodriguez and Chairman John Jones. To view all shareholder letters and additional information on the 2017 Annual Meeting of Stockholders, visit VoteADP.com.

Thank you for your continued support.

The Board of Directors of ADP

[8]According to the Schedule 13D Amendment filed on August 31, 2017 by Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman (collectively, "Pershing Square"), Pershing Square's ownership interest in ADP is comprised of: (i) 8,798,442 shares of ADP's common stock ("Shares") and (ii) 28,005,233 Shares underlying listed and over-the-counter American-style call options. According to published reports and statements by William A. Ackman, CEO of Pershing Square Capital Management, L.P., Pershing Square did not elect to convert all of those securities in advance of the September 8, 2017 record date for ADP's 2017 Annual Meeting of Stockholders (the "Annual Meeting"), and as a result, only the approximately 2% of ADP's common stock held by Pershing Square in the form of Shares can be voted by Pershing Square at the Annual Meeting.

Your Vote Is Important
No Matter How Many or How Few Shares You Own

 **VOTE** the **WHITE** proxy card today.
*Re-elect your strong board members by telephone, online or by signing, dating and returning the **WHITE** proxy card in the postage-paid envelope provided.*

 **DISCARD** the **GOLD** proxy card from Pershing Square.
*Voting the GOLD proxy card, even if you "withhold" on Pershing Square's nominees, will revoke any vote you had previously submitted on ADP's **WHITE** proxy card.*

If you have questions, or need assistance in voting your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (877) 750-0510

Banks and Brokers Call Collect: (212) 750-5833

Safe Harbor Statement

This document and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could," "is designed to" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP's success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or privacy breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under "Item 1A. - Risk Factors" in our Annual Report on Form 10-K should be considered in evaluating any forward-looking statements contained herein.

Additional Information

ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company's 2017 Annual Meeting. The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials to be filed with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC's website at www.sec.gov. The proxy statement and other relevant documents filed by ADP with the SEC are also available, without charge, by directing a request to ADP's proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; call toll-free: (877) 750-0510 or call collect: (212) 750-5833. Copies will also be available at no charge at the Company's website at www.adp.com.